SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934
--------------------------------------------------------------------------------
                           TENGTU INTERNATIONAL CORP.
             (Exact name of registrant as specified in its charter)

Delaware                                                   77-0407366
--------------------------------------------------------------------------------
(State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                       Identification Number)

                                   Suite 3825
                   First Canadian Place, 100 King Street West
                        Toronto, Ontario, Canada M5X 1E3
--------------------------------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


Registrant's Telephone Number, Including Area Code       (416) 368-8400
                                                    ----------------------------

Securities to be registered under Section 12(b) of the Act:

    Title of each class                        Name of each exchange on which
     to be so registered                       Each class is to be so registered

Tengtu International Corp.                     Nasdaq OTC Bulletin Board
---------------------------------------        ---------------------------------
common stock $.01 par value per share
---------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


             Tengtu International Corp. $.01 par value common stock
--------------------------------------------------------------------------------
                                (Title of class)




ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
--------  -------------------------------------------

         In January, 2000, the Company and Comadex Industries, Ltd. ("Comadex")entered into a consulting agreement for the employment of Pak Cheung as the Company's Chairman and CEO. Pursuant to the agreement, Comadex received 3,000,000 shares of the Company's $.01 par value per share common stock as compensation for past services rendered since 1996, a period of time during which services had been rendered without compensation. The issuance of 3,000,000 shares, pursuant to the agreement, is effective as of October 15, 1999.

         The issuance of shares to Comadex was not reflected in the Company's interim financial statements filed as part of its Form 10. Therefore, the Company hereby amends its previous Form 10 filing with the following revised interim unaudited financial statements for the period ended December 31, 1999.



                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                     FOR THE QUARTER ENDED DECEMBER 31, 1999
                                   (UNAUDITED)
                                     ASSETS
                                                  As At           As At           As At
                                              Dec 31, 1999    Sept 30,1999    June 30, 1999
                                              ------------    ------------    -------------
CURRENT ASSETS

    Cash and cash equivalents                 $  1,592,330    $    315,822    $    115,552
    Accounts receivable, net of
     allowance for doubtful accounts
     of $209,112                                    69,726          69,424          50,625
    Due from related party                         294,063         289,080         323,287
    Prepaid expenses                                37,627          47,262          29,903
    Inventories                                     38,517          38,592          34,448
    Other receivables                               27,011          26,131          13,346
                                              ------------    ------------    ------------
                    Total Current Assets         2,059,274         786,311         567,161

PROPERTY AND EQUIPMENT, net                      1,072,005       1,125,491       1,205,760

INVESTMENTS - at equity                                  0          84,640          80,147

OTHER ASSETS                                        13,144          13,144          58,844
                                              ------------    ------------    ------------
TOTAL ASSETS                                  $  3,144,423       2,009,586       1,911,912
                                              ============    ============    ============




                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Accounts payable and accrued expenses     $  1,822,767       1,892,892       1,880,185
    Due to related party consultants             1,299,549       1,179,549       1,059,549
    Other liabilities                               47,732          47,732          47,930
                                              ------------    ------------    ------------
                  Total Current Liabilities      3,170,048       3,120,173       2,987,664
                                              ------------    ------------    ------------

SHAREHOLDERS' LOAN                                 361,455         357,935               0

CONVERTIBLE DEBENTURE                            1,500,000               0               0
Less:Discount on Convertible Debenture            (346,154)
                                              ------------    ------------    ------------
                                                 1,153,846               0               0
                                              ------------    ------------    ------------

STOCKHOLDERS' DEFICIT
    Preferred stock, par value $.01
    per share;authorized 10,000,000
    shares; issued -0- shares;
    Common stock, par value $.01
    per share; authorized 100,000,000
    shares; issued 20,557,607 shares;              205,577         194,777         194,777
    Additional paid in capital                  10,349,546       9,347,158       9,220,096
    Paid in capital-convertible debenture        1,153,846               0               0
    Paid in capital-warrant                        346,154               0               0
    Accumulated deficit                        (13,563,906)    (10,976,558)    (10,483,089)
     Cumulative translation adjustment             (31,359)        (33,115)         (6,752)
                                              ------------    ------------    ------------
                                                (1,540,142)     (1,467,738)     (1,074,968)
    Less: Treasury stock, at cost,
     78,420 common shares                             (784)           (784)           (784)
                                              ------------    ------------    ------------
          Total Stockholders' Deficit           (1,540,926)     (1,468,522)     (1,075,752)
                                              ------------    ------------    ------------
TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT                         $  3,144,423       2,009,586       1,911,912
                                              ============    ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.



                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE QUARTER ENDED DECEMBER 31, 1999
                                  (UNAUDITED)


                                                     Quarter Ended Quarter Ended
                                        Year to Date     Dec 31        Sept 30
                                           1999           1999           1999
                                         --------      -----------    --------
SALES                                  $ 163,225           95,724        67,501
COST OF SALES                            195,320          121,025        74,295
                                       ----------------------------------------
GROSS INCOME (LOSS)                      (32,095)         (25,301)       (6,794)
                                       ----------------------------------------
OPERATING EXPENSES
  Research and development                     0                0             0
  General and administrative           1,773,752        1,302,436       471,316
  Advertising                                  0                0             0
  Selling                                 29,646           12,819        16,827
  Depreciation and amortization            7,445            4,018         3,427
                                       ----------------------------------------
                                       1,810,843        1,319,273       491,570
                                       ----------------------------------------
OTHER INCOME (EXPENSE)
  Equity earnings in investee            (84,640)         (89,133)        4,493
  Interest income                            607              205           402
  Other income                                 0                0             0
  Interest expense-
    convertible debenture             (1,153,846)      (1,153,846)            0
                                       ----------------------------------------
                                      (1,237,879)      (1,242,774)        4,895
                                       ----------------------------------------
NET LOSS                            $ (3,080,817)      (2,587,348)     (493,469)
                                    ===========================================
NET LOSS PER COMMON SHARE        $         (0.16)           (0.13)        (0.03)

WEIGHTED AVERAGE NUMBER OF SHARES     19,545,922       19,614,237    19,477,607

              The accompanying notes are an integral part of these
                       consolidated financial statements.






                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                       STATEMENT OF STOCKHOLDERS' DEFICIT
                     FOR THE QUARTER ENDED DECEMBER 31, 1999

                                     COMMON STOCK        ADDITIONAL   PAID-IN        PAID-IN
                                     ------------         PAID-IN     CAPITAL        CAPITAL      COMPREHENSIVE    ACCUMULATED
                                SHARES       AMOUNT       CAPITAL    CONV DEB        WARRANT       INCOME(LOSS)      DEFICIT
                                ------       ------       -------    ----------      -------        ------------    -----------
Balance-June 30, 1998         19,297,107   $ 192,972    $9,394,651          0              0                       $(8,596,690)

Issuance of common stock
 related to deferred
 Compensation                    180,500       1,805         8,258

Amortization of deferred
compensation related to
stock options and common
stock for services

Other Comprehensive income:
 Foreign currency adjustment                                                                             2,583

Comprehensive Income:
 Net loss                                                                                                           (1,886,399)


Comprehensive Income                                                                                (1,886,399)
                             ----------     --------     ---------   ----------  ----------        -----------     -----------
                                                                                                    (1,883,816)
                                                                                                   ===========
Balance-June 30, 1999         19,477,607     194,777     9,402,909          0              0                       (10,483,089)

Amortization of deferred
compensation related to
stock options and common
stock for services

Issuance of common stock
options for services- at
fair value                                                  53,625

Other Comprehensive Income:
 Foreign currency adjustment                                                                           (26,363)

Comprehensive Income:
 Net loss quarter ended
Sept 30, 1999                                                                                                         (493,469)

Comprehensive Income                                                                                  (493.469)
                                                                                                   -----------
                              ----------    --------     --------- ----------     ----------          (519,832)    -----------
                                                                                                   ===========
Balance - Sept 30, 1999       19,477,607   $ 194,777    $9,456,534          0              0                       (10,976,558)

Other Comprehensive Income:
Foreign currency adjustment                                                                              1,756

Issuance of common stock       1,080,000      10,800       178,950

Paid-in Capital-Conv Deb                                            1,153,846

Paid-in Capital-Warrant                                                              346,154

Amortization of deferred
compensation related to
stock options and common
stock for services

Compensation related to
shares to be issued for
services at fair market
value                                                      750,000

Comprehensive Income
Net loss-quarter ended
Dec 31, 1999                                                                                                        (2,587,348)

Comprehensive Income                                                                                (2,587,348)
                                                                                                    ----------
                                                                                                    (2,585,592)
                              ----------   ---------   ----------- ----------     ----------        ===========   ------------
Balance - Dec 31, 1999        20,557,607   $ 205,577   $10,385,484  1,153,846        346,154                      $(13,563,906)
                              ==========   =========   ===========  =========     ==========                      ============




                                       4








                                         COMMON
                                          STOCK       TREASURY      UNAMORTIZED        STOCK-
                                      COMPREHENSIVE   STOCK AT        DEFERRED        HOLDERS'
                                       INCOME(LOSS)    COST         COMPENSATION      DEFICIT
                                      ------------    ----------    ------------      -------
Balance-June 30, 1998                    (9,335)       $ (784)         $(476,563)     $ 504,251

Issuance of common stock
Related to deferred
compensation                                                                             10,063

Amortization of deferred
compensation related to
stock options and common
stock for services                                                       293,750        293,750

Other Comprehensive income:
 Foreign currency adjustment              2,583                                           2,583

Comprehensive Income:
 Net loss                                                                            (1,886,399)

Comprehensive Income
                                     ----------    ----------         ----------  -------------


Balance-June 30, 1999                    (6,752)         (784)          (182,813)    (1,075,752)

Aortization of deferred
compensation related to
stock options and common
stock for services                                                        73,437         73,437

Issuance of common stock
options for services- at
fair value                                                                               53,625

Other Comprehensive Income:
Foreign currency adjustment             (26,363)                                        (26,363)

Comprehensive Income:
Net loss quarter ended
Sept 30, 1999                                                                          (493,469)

Comprehensive Income
                                     ----------    ----------         ----------  -------------

Balance - Sept 30, 1999                 (33,115)       $ (784)        $ (109,376)   $(1,468,522)

Other Comprehensive
Income; Foreign currency
adjustment                                1,756                                           1,756

Issuance of common stock                                                                189,750

Paid -in Capital-Conv Deb                                                             1,153,846

Paid-in Capital-Warrant                                                                 346,154

Amortization of deferred
compensation related to
stock options and common
stock for services                                                        73,438         73,438

Compensation related to
shares to be issued for
services at fair market
value                                                                                   750,000

Comprehensive Income:
Net loss-quarter ended
Dec 31, 1999                                                                         (2,587,348)

Comprehensive Income
                                     ----------    ----------         ----------  -------------
Balance-Dec 31, 1999                    (31,359)       $ (784)           (35,938)    (1,540,926)
                                     ==========    ==========         ==========  =============


        The accompanying notes are an integral part of these consolidated financial statements.



                   TENGTU INTERNATIONAL CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     FOR THE QUARTER ENDED DECEMBER 31, 1999
                                   (UNAUDITED)

                                                    Year to Date        Dec 31         Sept 30
                                                        1999             1999            1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                             $(3,080,817)   $(2,587,348)   $  (493,469)
Adjustments to reconcile net loss to
 net cash used by operating activities
   Depreciation and amortization                         114,999         55,015         59,984
   Noncash compensation expense on
     shares issued or to be issued
     for services                                      1,086,625      1,013,188         73,437
   Noncash compensation expense on
     granting of stock options                            53,625              0         53,625
   Noncash paid-in capital -
     convertible debenture                             1,153,846      1,153,846              0
   Investment-at equity                                   80,147         84,640         (4,493)
   Changes in operating assets
   and liabilities
     Decrease(Increase)
     on operating assets:
       Accounts receivable                               (19,101)          (302)       (18,799)
       Prepaid Expenses                                   (7,724)         9,635        (17,359)
       Inventories                                        (4,069)            75         (4,144)
       Other receivables                                 (13,665)          (880)       (12,785)
       Due from related party                             29,224         (4,983)        34,207
       Other assets                                       45,700              0         45,700
     Increase (Decrease) on operating liabilities:
       Accounts payable                                  (57,418)       (70,125)        12,707
       Due to related party consultants                  240,000        120,000        120,000
       Other liabilities                                    (198)             0           (198)
                                                     -----------    -----------    -----------
   Net Cash Used by Operating Activities                (378,826)      (227,239)      (151,587)
                                                     -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of Property and Equipment                       16,502         (8,771)        (7,731)
 Disposal of Property and Equipment                       35,258          7,242         28,016
                                                     -----------    -----------    -----------
  Net cash Used by Investing Activities                   18,756         (1,529)        20,285
                                                     -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Increase in shareholders' loan                          361,455          3,520        357,935
 Increase in convertible debenture                     1,153,846      1,153,846              0
 Paid in capital-warrant                                 346,154        346,154              0

                                                     -----------    -----------    -----------
  Net Cash Provided by Financing Activities            1,861,455      1,503,520        357,935
                                                     -----------    -----------    -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                  (24,607)         1,756        (26,363)
                                                     -----------    -----------    -----------
INCREASE(DECREASE) IN CASH
  AND CASH EQUIVALENTS                                 1,476,778      1,276,508        200,270
CASH AND CASH EQUIVALENTS,
beginning of quarter                                     115,552        315,822        115,552
                                                     -----------    -----------    -----------
CASH AND CASH EQUIVALENTS, end of quarter            $ 1,592,330      1,592,330        315,822
                                                     ===========    ===========    ===========



NON CASH INVESTING AND FINANCING ACTIVITIES

The Company issued common stock valued at $189,750 in exchange for services for the quarter ended December, 1999.

The Company issued a convertible debenture at $1,500,000 with a discount of $346,154 for the quarter ended December 31, 1999. The interest amortized on convertible debenture of $1,153,846 was also expensed.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

NOTES

BASIS OF PRESENTATION

         The accompanying unaudited condensed consolidated financial statements of the Company for the six month period ended December 31, 1999 have been prepared in accordance with generally accepted accounting principles for interim financial statements and include all adjustment (consisting of normal recurring adjustments) that the Company considers necessary for a fair presentation of the operating results and cash flows for those periods. These condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the fiscal year ended June 30, 1999 on pages F-1 through F-15 of the Company's Form 10 filing. Statements of operations and cash flows for the six months ended December 31, 1998 cannot be provided. The Company has only recently gained the capability of producing quarterly financial statements, filing its first Form 10-Q for the fiscal quarter ended December 31, 1999. Prior to that time, because of financial reporting problems in China, and the differing fiscal years of the Company's Chinese subsidiaries and joint venture from the Company, interim financial statements were not produced.

1. Principles of Consolidation

         In accordance with Accounting Research Bulletin 51, in the case of the Company's Tengtu United joint venture and Edsoft Platforms (Canada), Ltd. and Edsoft Platforms (H.K.) Limited subsidiaries, the Company has charged to income the losses applicable to the minority interests as the losses were in excess of the minorities' interests in the equity capital of the joint venture and subsidiaries. In the case of its joint venture subsidiary, the Company and the minority interest holder agreed that the contribution of software and hardware by the minority interest to the joint venture had no fair market value at the time of the contribution. The joint venture, therefore, assigned a $0 value of these assets. The minority also contributed a contract to the joint venture that gives the joint venture the right to provide the Chinese public school system with certain educational materials, including software and textbooks. A value of $0 was assigned to the contract by the joint venture as it could not create a reliable model of revenue streams or cash flows associated with the contract at the time of the contribution.

2. $1.5 million Convertible Debenture and Warrant

         On December 23, 1999, Tengtu received an investment of U.S.$1,500,000 in exchange for a four year Floating Convertible Debenture ("Debenture") convertible into shares of Tengtu's $.01 par value common stock ("Common Stock") and a separate Common Stock Warrant ("Warrant") for the purchase of 1,500,000 shares of Common Stock. The purchaser of the Debenture and Warrant is Top Eagle Holdings Limited, a British Virgin Islands company ("Top Eagle").

         The Debenture is due December 15, 2003 and provides for accrual of interest beginning December 15, 2000 at a rate equal to the best lending rate of The Hong Kong and Shanghai Banking Corporation plus two percent. The Debenture is convertible into Tengtu's Common Stock at a conversion price of U.S.$.50 during the first year, U.S.$1.00 during the second year, U.S.$2.00 during the third year and U.S.$4.00 on any date thereafter. The unpaid balance of principal and interest outstanding at maturity, if any, may be converted by the holder into Tengtu Common Stock at the then existing market price minus twenty percent.

         The Warrant gives the holder the right to purchase 1,500,000 shares of Tengtu Common Stock at U.S.$1.00 per share during the first year, U.S.$2.00 per share during the second year and U.S.$4.00 thereafter. The Warrant shall become void three years after issuance.

         In connection with the purchase of the Debenture and Warrant, Tengtu and Top Eagle entered into an Investor Rights Agreement which provides that on or before June 15, 2000, Top Eagle may purchase additional convertible debentures for up to U.S.$3.5 million and receive additional warrants on substantially the same terms. The Investor Rights Agreement also provides the holder(s) of the Debenture, Warrant and or the shares issued upon conversion or exercise thereof, with registration and certain other rights.

         The effective interest rate of the debenture is 8.5%.

         Because the no portion of the price paid by Top Eagle was for the Warrants, the Warrants were assigned a value by the Company and the Debenture was discounted by that amount. The interim financial statements reflect entries of $346,154 for a discount to the Debenture and paid in capital for the Warrant. This value was assigned as follows. On the date that the Debenture and Warrant were sold to Top Eagle, the Company's stock was trading at $1.60 per share and the Warrant was exercisable at $1.00. Therefore, the Warrant had a value between $.00 and $.60 per share. The Company chose to value the Warrant at $.30 per share. The gross amount of the Debenture and Warrant were therefore $1.5 million (Debenture) plus $450,000 (Warrant - $.30 x 1,500,000) for a total of $1.95 million.

         Of the $1.95 million, the Warrant represents 23.08% ($450,000/$1.95 million). The discount to the Debenture was calculated by multiplying the percentage of the total represented by the Warrant (23.08%) by the total proceeds received from the sale ($1.5 million). The discount to the Debenture was therefore equal to $346,154 and the Debenture was discounted to $1,153,846 ($1.5 million - $346,154).

         On the date the Debenture was issued, the conversion price was $.50 and the market price was $1.60. The conversion feature was valued at the full adjusted amount of the Debenture, after valuation of the Warrant, of $1,153,846. Appropriate adjusting entries were made in the balance sheet, income statement, statement of shareholders deficit and statement of cash flows in accordance with EITF 98-5.

3. Issuances of Shares

         During the six month period ended December 31, 1999, the Company issued 1,080,000 shares of its common stock as follows. All issuances were either based on market value at the time of issuance or were the result of the exercise of options previously issued.

SHAREHOLDER                         NO. OF SHARES SHARE PRICE TOTAL PROCEEDS
-----------                         ------------- ----------- --------------
Zhang Fan Qi (Director)             750,000          $.200             $150,000
Hecht & Steckman, P.C.              150,000           .125               18,750
(legal counsel)
Hecht & Steckman, P.C.               60,000           .100                6,000
The Cavior Organization             120,000           .125               15,000
(P.R. Firm)

                              -------------
                                  1,080,000

4. Commitment to Issue Shares/Subsequent Events

         In January, 2000, the Company and Comadex Industries, Ltd. entered into a consulting agreement for the employment of Pak Cheung as the Company's Chairman and CEO. Pursuant to that agreement, if Pak Cheung is able to raise $3,000,000 or more in capital for the Company or a 50% or more owned joint venture or subsidiary, Comadex shall receive an option to purchase 1,000,000 shares of Tengtu stock at the closing price on the day the capital is received by Tengtu.

5. Subsequent Events/Agreement with Microsoft China

         Pursuant to a cooperation agreement with Microsoft China, Tengtu United began delivery of a bundled package of software to the Chinese K-12 schools. The average retail price charged to the schools is $2,500. Sales made through distributors are at a discount from retail.

6. H.K.$2,000,000 Loan to Edsoft Platforms (Canada) Ltd.

         In July, 1999, Goodwill Technologies Ltd. loaned Edsoft Platforms (Canada) Ltd. H.K.$2,000,000 ($U.S.261,000) in exchange for a debenture convertible into Tengtu's common stock if the loan is not repaid in three years.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


TENGTU INTERNATIONAL CORP.
--------------------------
    (Registrant)

Date:    July 13, 2000


By:/s/ PAK KWAN CHEUNG
   -------------------
   Pak Kwan Cheung, Chairman of the Board of Directors
   and Chief Executive Officer